

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2016

Mail Stop 4631

Via E-mail
M. Steven Bender
Senior Vice President
Westlake Chemical Partners LP
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

> **Re: Westlake Chemical Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 8, 2016**
> **File No. 1-36567**

Dear Mr. Bender:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Executive Compensation, page 81

Summary Compensation Table, page 81

1.   We note that your summary compensation table only includes executive compensation for your fiscal year ended December 31, 2015. In future filings, please provide the information for all required years. See Item 402(c)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, if you have questions regarding comments on the financial statements and related matters. You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345, Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction